Exhibit 99.1

DRAFT 1

AMRN Sub-Lingual Apomorphine Acquisition
Conference Call Script
Thursday, May 18, 2006, 8:30 a.m. Eastern Time

Operator

Welcome to the Amarin Sub-Lingual Apomorphine Acquisition conference call. At this time, all participants are in a listen-only mode. Following management’s prepared remarks, we will hold a Q&A session.

To ask a question at that time, please press the star key followed by one on your touchtone phone. If anyone has difficulty hearing the conference, please press star zero for operator assistance.

As a reminder, this conference is being recorded today, May 18, 2006. I would now like to turn the conference over to Anne Marie Fields. Please go ahead ma’am.

Anne Marie Fields

Thank you, this is Anne Marie Fields with Lippert/Heilshorn & Associates. Thank you all for participating in today’s call.

Joining me this morning from Amarin are Rick Stewart, Chief Executive Officer, Alan Cooke, Chief Financial Officer and Tony Clarke, Vice President-Clinical Development. This call will follow the standard format beginning with prepared remarks by management, and then we’ll open up the call for questions.

Yesterday, Amarin announced the acquisition of a novel, oral formulation of Apomorphine for the treatment of “off” episodes in advanced Parkinson’s disease patients. If you have not received this news release or if you would like to be added to the company’s distribution list, please call Lippert Heilshorn in New York at 212-838-3777, and speak with Nydia Portilla.

Before we begin, I would like to caution that comments made during this conference call by management will contain forward-looking statements that involve risks and uncertainties regarding the operations and future results of Amarin.

I encourage you to review the company’s filings with the Securities and Exchange Commission including, without limitation, the company’s annual report on Form 20-F.

The content of this conference call contains time sensitive information that is accurate only as of the date of the live broadcast, May 18, 2006. Amarin undertakes no obligation to revise or update any statements to reflect events or circumstances after the date of this conference call.

This call is the property of Amarin Corp. Any redistribution, retransmission, or rebroadcast of this call in any form without the expressed written consent of Amarin is strictly prohibited.

With that said, I would like to turn the call over to Rick Stewart. Rick…

Rick Stewart

Thanks, Anne Marie. Welcome everyone and thank you for joining us today.

We were very pleased to announce yesterday, Amarin’s acquisition of the product rights to a novel oral formulation of apomorphine which is absorbed sub-lingually, or under the tongue. We believe this acquisition offers a very exciting opportunity for Amarin as it expands our development portfolio and underscores our commitment to the development of novel therapeutics that treat neurodegenerative diseases.

Many of you may be familiar with apomorphine which is used for the treatment of advanced Parkinson’s disease patients who experience freezing or “off” periods. The current administration of apomorphine is via frequent & painful sub-cutaneous injections which can sometimes be associated with severe side effects, such as swelling and the development of painful nodules at the injection site.

In addition, the patients themselves are often unable to administer the injection and have to rely on care givers for support when an episode occurs. Preliminary research conducted suggests that the use of apomorphine is limited by the current form of administration and that a more user friendly oral form would lead to greater usage.

Previous attempts to develop oral formulations of apomorphine for the treatment of “off” episodes in Parkinson’s disease have not been successful. The proof of concept study demonstrated that our novel formulation approach can potentially achieve this objective. The advantages of our orally administered sub-lingual dose of apomorphine are immediately apparent. It is intended that the therapy will be administered using a single dose presentation that will be placed under the tongue. The apomorphine is then absorbed directly into the blood stream. Absorption in the buccal cavity or under the tongue is a recognized location for drug delivery.

Amarin’s new sub-lingual apomorphine would avoid many of the limitations experienced by the current sub-cutaneous injections. We have already conducted a proof of concept study which compared the sub-lingual absorption with that of the injectable. In this study using an unoptimised prototype we were able to demonstrate sufficient bioavailability of sub-lingual apomorphine in comparison with the injectable to warrant formulation optimization and further clinical development.

Our next steps will be to optimize the formulation in order to maximize the bioavailability. The objective of this process, which is estimated to take around 6 months, is to produce a product that is not only superior to the injectable in terms of convenience and compliance, but also could have a superior side effect profile. Once an optimized formulation is selected, its clinical trials could be relatively short given the existence of an already approved formulation of apomorphine. We estimate that a Phase II trial could be completed by mid-2007 and a Phase III trial, in a limited number of patients, commenced by the end of 2007, with a NDA filing some time in 2008.

Apomorphine has also been tested for other indications, specifically for Male Erectile Dysfunction or MED. For those of you who are familiar with the compound, you are aware that several companies have been or are developing inhalable versions of this drug for MED. In our proof of concept study, we showed a rapid onset of action time which could later have potential validity in MED. Currently, our focus remains on apomorphine for the treatment of advanced Parkinson’s patients with “off” periods, a debilitating condition which severely impairs quality of life.

Approximately 100,000 or 1 in 10 out of the 1 million Parkinson’s disease patients experience hypomobility or “off” episodes of virtual paralysis. Many of these patients experience multiple “off” episodes per day leaving them unable to move - literally frozen.

Our conservative estimate is that an oral apomorphine has revenue potential of $50 to $100 million for Parkinson’s in the U.S. alone. However, given the typical cost per patient per year of this type of therapy for a niche neurological indication, it is easy to see how sales could surpass $100m. A product achieving these revenue levels could have a significant earnings impact for a company like Amarin.

Dr Tony Clarke had filed a patent related to this novel formulation of apomorphine prior to joining Amarin in August of 2005. During the recruitment process Tony indicated that the development pathway for this product was relatively shorter and lower risk than full scale clinical development of New Chemical Entities. Apomorphine fitted exactly in Amarin’s strategy of developing novel neurology products. Once Tony came on board we proceeded with the proof of concept study resulting in us negotiating to acquire global rights. As the transaction was with a related party, it was reviewed and approved by Amarin’s audit committee in accordance with Nasdaq corporate governance rules. The development pathway for the product, and matters such as the determination of whether milestones have been achieved, will be determined by Amarin and by members of the company’s Scientific Advisory Board, excluding Dr Tony Clarke.

The transaction has been structured to specifically minimize payments in the near term and to acknowledge progress with success milestones. The transaction is effectively backend loaded with the majority of the economic value coming in the form of royalties on sales. The consideration payable by Amarin for the acquisition of the product rights comprises an upfront payment of $75,000, milestones totaling approximately $1.3 million and a mid single digit royalty on sales.  The milestone payments breakdown as follows:

•	future development success payments - potentially totaling $125,000 totaling less than $1.5 million

•	Regulatory filing milestones of $100,000 on each filing in the US and Europe

•	approval milestones of $500,000 on each approval in the US and Europe.

After including expected cash outflows for apomorphine, Amarin still forecasts having sufficient cash to fund operations into the fourth quarter of 2007.  That is unchanged from what we have said in the past, prior to announcing this deal, because we had taken account of expenditure on a newly acquired project of this kind.

Any concerns over inappropriate diversion of resources towards apomorphine at the expense of other core development projects are mitigated by the fact that the allocation of resources both internal and external, including financial resources, is managed by Alan & I and the board of directors, whilst the scientific verification will be provided by our Vice President of R&D, Dr Mehar Manku and members of the Scientific Advisory Board, excluding Dr Tony Clarke.

Acquiring the rights to this novel, oral formulation of apomorphine represents a significant opportunity to Amarin:

•	Parkinson’s disease precisely fits Amarin’s selected therapeutic area of neurology
•	The addition of oral apomorphine broadens our development pipeline and diversifies company risk by adding another late-stage development program
•	As apomorphine is already approved in injectable form, the development risk for this novel oral formulation is lower when compared to the risk of a new chemical entity
•
We conservatively estimate that apomorphine has potential revenues of between $50 and $100 million in the U.S. alone and we would expect to receive royalties from partners on sales in other territories.

Finally, we believe that this novel oral formulation of apomorphine potentially represents a breakthrough for patients suffering with advanced Parkinson’s disease.

That ends our formal remarks. Operator, we’re ready to take questions.

Operator

[Operator to again read script on how to queue for questions] [To ask a question, please press the star key followed by one on your touchtone phone. If anyone has difficulty hearing the conference, please press star zero for operator assistance.]

Rick Stewart

[CONCLUDING REMARKS]

In closing, let me reiterate that we evaluated and continue to evaluate a great number of in-licensing opportunities, carefully balancing development risk against market opportunity. We chose this new, oral formulation of apomorphine because:

•	It broadens are development pipeline and diversifies company risk by adding another late-stage development program
•	It has a lower development risk profile. Apomorphine, a dopamine agonist, is known to reverse the “off” episodes in advanced Parkinson’s disease patients.
•	It potentially offers a significantly better alternative to the injectable administration of apomorphine that is currently available.
•	There is a significant market opportunity that can be captured by a small, focused neurology sales force.
•	And it aligns us with physicians, clinicians and patients in our selected therapeutic area of neurology.

Again, we are very excited about this acquisition and we look forward to reporting our clinical progress with this promising new formulation of apomorphine.

Thank you again, and good day.

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